Filed by HEARx Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities and Exchange Act of 1934
Subject Company: Helix Hearing Care of America Corp.
Registration Statement No. 333-73022

HEARx AND HELIX ANNOUNCE EXECUTION OF
DEFINITIVE AGREEMENTS TO
SECURE UP TO $70 MILLION FINANCING COMMITMENT

West Palm Beach, Fla., and Montreal, December 19, 2001—HEARx Ltd. (AMEX: EAR) and Helix Hearing Care of America Corp. (TSE: HCA) announced today the execution of definitive agreements to secure the previously announced financing commitment from Siemens Hearing Instruments, Inc., a U.S. company that is wholly owned by Siemens AG (NYSE: SI) through other corporate subsidiaries. The financing includes several components and could aggregate to as much as $70 million if HEARx and Helix meet certain business goals. Siemens AG, through its subsidiary Siemens Audiologische Technik GmbH and its other hearing aid companies worldwide, is the largest manufacturer of hearing aids in the world. As previously announced, HEARx and Helix have agreed to merge operations, subject to certain conditions and contingencies, including shareholder approval. A Form S-4 has been filed by HEARx with the U.S. Securities and Exchange Commission and is undergoing the SEC review and comment process.

“This financing will enable us to provide real solutions and benefits to people and entities interested in hearing healthcare, from the independent professional to the insurance company’s benefit manager,” said Paul A. Brown, M.D., chairman and chief executive officer of HEARx. “A portion of these funds will be used to establish programs to allow independent hearing care providers to benefit from our purchasing power, marketing knowledge, HMO, affinity group and insurance contracts, as well as a full range of practice building tools,” Dr. Brown continued.

Steve Forget, President and CEO of Helix Hearing Care stated, “This financing will support the growth strategy of the anticipated HEARx/Helix combined company by providing the necessary financial leverage to carry out strategic acquisitions. It will also be used to enhance the combined company’s e-commerce activity, enhance network development and strategic alliances with HMO’s, insurance companies and affinity groups. “

About HEARx Ltd.
HEARx Ltd. provides hearing care to patients whose health insurance and managed care organizations have contracted with HEARx for such care and to retail “self-pay” patients. Eighty HEARx centers are currently located in California, Florida, New York and New Jersey. HEARx is the largest hearing care organization accredited by the Joint Commission of Accreditation of Healthcare Organizations (JCAHO) in the $2.5 billion field of hearing services, of which approximately $600 million is generated in the geographic areas currently serviced by HEARx centers.

About Helix Hearing Care
Helix Hearing Care of America Corp., through its primary operating subsidiaries, owns or manages 129 hearing healthcare clinics located in Massachusetts, New York, Ohio, Michigan, Wisconsin, Minnesota, Washington and also in the Provinces of Ontario and Quebec. Helix Hearing Care of America Corp., is currently one of the leading corporate-owned clinic, e-commerce and web marketing companies in the North American hearing healthcare industry.

This press release contains forward looking statements which involve risks and uncertainties. Such forward looking statements include the statements concerning the expected uses and effects of the new financing; and the pending combination of HEARx and Helix. Actual results could differ materially from those stated herein and depend on a number of risks and uncertainties, including satisfactory completion by HEARx of the SEC review of the Form S-4; approval by the shareholders of both HEARx and Helix of the HEARx-Helix combination; judicial approval of the combination transaction; the ability of the companies to combine operations successfully and to integrate management and other aspects of the business; and realization as planned of the proposed combination.

HEARx has filed the Form S-4 with the SEC which contains a joint proxy statement and a registration statement for the HEARx securities to be issued in connection with the combination. Investors and security holders are urged to read the joint proxy statement, the registration statement and other relevant documents carefully when they are provided. These documents will contain important information about the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the SEC website at www.sec.gov and the SEDAR website at www.sedar.com or from the companies by directing such requests to:

HEARx:	1250 Northpoint Parkway
West Palm Beach, Florida 33407
www.hearx.com
Attention: Corporate Secretary

Helix:	7100 Jean-Talon East, Suite 610
Montreal, Quebec H1M 3S3
www.helixhca.com
Attention: Corporate Secretary

The directors and executive officers of HEARx and Helix may be deemed to be participants in the solicitation of proxies in favor of the transaction and related matters.

These persons include Dr. Paul A. Brown, Mr. Stephen Hansbrough and Mr. Bryan Burgett for HEARx and Mr. Steve Forget and Mr. Frank Tellier for Helix. Collectively, as of December 18, 2001, the directors and executive officers of HEARx and Helix may be deemed to beneficially own approximately 18.8% and 40.2%, respectively, of the outstanding shares of each of the respective company’s stock.

Security holders of HEARx and Helix may obtain additional information regarding the interests of such participants by reading the proxy statement and registration statement when they become available.

Company Contact HEARx:

Paul A. Brown, M.D., Chairman of the Board at (561) 478-8770 Ext. 123.

Company Contact Helix Hearing Care of America Corp.:

Steve Forget, President and C.E.O. at (514) 353-0001.

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